

Mail Stop 3720

June 14, 2017

Scott L. Kauffman
Chairman and Chief Executive Officer
MDC Partners, Inc.
745 Fifth Avenue
New York, New York 10151

      Re: MDC Partners, Inc.
              Form 10-K for Fiscal Year Ended June 30, 2016
              Filed March 1, 2017
              Form 8-K Filed April 27, 2017
              File No. 001-13718

Dear Mr. Kaufmann:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Ownership Information, page 2

1.   Please disclose your ownership percentage in each of the listed entities.

Item 1B. Unresolved Staff Comments, page 11

2.   In light of our open review of the Company's 2015 Form 10-K which began on May 18, 2016, it is unclear why you indicated there were no unresolved staff comments. Please revise to highlight this continuing review.

<u>Management's Discussion and Analysis, page 17</u>

3.   Please revise to provide more robust disclosure regarding your long-term liquidity and resources beyond the next twelve months, particularly in light of your negative cash flow for the last two fiscal years.

<u>Advertising and Communications Group, page 21</u>
<u>The components of the change in revenue …, page 22</u>

4.   Refer to footnote 1 for "Revenue from acquisitions (dispositions), net. It appears that Non-GAAP Acquisitions (Dispositions), net should be reconciled to its corresponding GAAP measure, revenues from companies acquired in 2016 ($39.6 million which is reported in Note 4 of the financial statements), net of 2016 dispositions (measured under GAAP). Revenues of $11.5 million from 2015 acquisitions, net of dispositions should be a separate line-item adjustment, supported by a footnote which identifies the GAAP amounts included therein. Please advise or revise.

<u>Revenue Recognition, page 64</u>

5.   We note on page 8 that certain of your agencies produce software and e-commerce tools for their clients. Tell us and disclose your policy for recognizing revenue from these arrangements, if material.

<u>14. Segment Information, page 84</u>

6.   Refer to your correspondence letters dated October 31, 2016, January 23, 2017, and March 23, 2017. We do not believe the company's current aggregation approach is consistent with the overall objectives of ASC 280-10-10-1 or is based on economic similarities consistent with the qualitative factors in ASC 280-10-50-11. Please further advise us or revise.

<u>Form 8-K Filed April 27, 2017</u>
<u>Exhibit 99.1</u>

<u>Non-GAAP Financial Measures, page 3</u>

7.   Since you disclose that organic revenue growth (decline) is a non-GAAP measure, and prominently report it in your earnings release, please reconcile it to Total Revenue growth, its most comparable GAAP measure. Refer to Instruction 2 for Item 2.02 of the Form 8-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications